

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025

> **Re: Robinhood Markets, Inc.**
> **Form 10-K filed February 27, 2023**
> **Form 10-Q filed August 3, 2023**
> **File No. 001-40691**

Dear Vladimir Tenev:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing proposed disclosure in response to our comments or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Part I
Item 1. Business, page 5

1. Please identify all of the crypto assets that you support on your platform and identify all of the crypto asset services that you offer for each asset. Consider using a table or chart to identify the various crypto assets and corresponding services.

Robinhood Crypto, page 7

2. We note that Robinhood Crypto offers a custodial solution in hot and cold wallets and that Robinhood Wallet offers a self-custodied solution. We also note that Robinhood Wallet gives customers "full control over their cryptocurrencies, which means they hold and maintain the private key to their assets." Please revise to further describe your custodial practices for crypto assets, including the items below:

- Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located.
- Describe the technology used from a third-party provider to manage your cryptocurrency, custody, transfer, and settlement operations and material terms of the agreement.
- Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof.
- Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage.
- Identify the person(s) that have the authority to release the proceeds from your wallets.
- Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.
- Describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.
- Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.
- Identify what material changes, if any, have been made to your processes in light of the recent crypto asset market disruption.

Intellectual Property, page 15

3. We note the importance of your intellectual property to your business under this heading and in your Risk Factor disclosure beginning on page 96 of your Form 10-Q for the period ended June 30, 2023.  Please revise your disclosure to specify the duration of your material trademarks, patents, copyrights, domain names, and license and assignment agreements.

Item 2. Properties, page 68

4. Please revise to disclose the use or function of your international offices in the United Kingdom, Netherlands and India. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Driving Our Performance, page 76

5. Throughout this disclosure and elsewhere you refer to your users as customers.  We also note disclosure in your initial public offering prospectus on pages 1 and 126 that highlights your use of the terms "users" and "customers" in relation to the definition of customers in ASC 606.  Please tell us your consideration for providing similar disclosure in your annual and quarterly reports under the Exchange Act.  In addition, in your response tell us how many Robinhood Gold users/customers you have and your consideration for separately disclosing information about the number of these users.

Comparison of the Years Ended December 31, 2022 and 2021
Revenues
Net Interest Revenues, page 82

6.      We note the table presented on page 83 that "summarizes interest-earning assets, the revenue or expense generated by these assets, and their respective annualized yields (computed based on average balance over the quarter)."  Please address the following:
- Tell us why and how interest-earning assets would generate interest expense, otherwise represent to us that you will revise your introductory sentence in future filings to clarify.
- Tell us why you indicate that you annualized the yield computations when each period presented is an annual period, otherwise represent to us that you will revise your introductory sentence in future Form 10-K filings to remove reference to annualization.
- Although you indicate in your introductory sentence that the annualized yields were computed based on the average balance over the quarter, it is apparent from the tables and footnote 4 thereto that the average balance used to compute yields is a simple average.  As by their nature, simple averages assume straight-line increases or decreases in relevant balances that rarely if ever occur.  As a result, tell us your consideration for providing averages calculated at more frequent intervals and how your presented yields are meaningful.
- In conjunction with your response to the prior bullet, tell us the yields for each period presented for each column in the table (i.e., margin book, cash and deposits, cash-sweep, total interest-earning assets, and net interest revenue) calculated with the following balance averages:
    ◦ Month end averages (i.e., 13 total balances including the end of the prior year);
    ◦ Quarter end average (i.e., 5 total balances);
    ◦ Weekly averages; and
    ◦ Daily averages, assuming the data is available and will not involve unwarranted or undue burden or expense.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 94

7.      We note your election to provide disclosure under the sensitivity analysis option of Item 305(a)(1)(ii) of Regulation S-K.  Please tell us how your hypothetical 100 basis point increase or decrease in interest rates at December 31, 2022 would have a positively correlated impact of approximately 10% on total net revenues.  In your response:
- Tell us how you derived the approximately 10% impact;
- Explain the time period over which this hypothetical change in interest rate impacts total net revenues;
- Explain how a hypothetical change in interest rates at a point in time impacts revenue, an account that reflects activity over a period of time;

- Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced above;
- Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a) of Regulation S-K; and
- Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a) of Regulation S-K, specifically explaining whether you believe a decrease in interest rates is reasonably possible given the current levels of inflation and actions taken by the Federal Reserve Board.

Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Segment Information, page 109

8. You disclose that you operate and report financial information in one operating segment. In the first paragraph on page 12 of your June 30, 2023 Form 10-Q, you disclose that you reorganized your management reporting from a single entity-level reporting unit for goodwill impairment testing purposes into four reporting units, but continue to operate and report in one operating segment.  In the second full paragraph on page 74, you disclose that in August 2022 you restructured your organization into a GM (presumably general manger) structure under which GMs have started to assume broad responsibility for your individual businesses.  Please tell us why you have only one operating and reporting segment and reference for us the authoritative literature you rely upon to support your disclosure.  In your response, at a minimum, ensure that you address the following:
   - Tell us what four reporting units you identified for goodwill impairment testing purposes.
   - Tell us whether these four reporting units are consistent with the "individual business" identified in your August 2022 restructuring disclosure.  If not, separately tell us these individual businesses.
   - Tell us who manages these individual businesses, provide their titles, and tell us whether (explaining why or why not) these individuals are the segment managers identified in ASC 280-10-50-7.
   - Tell us the financial information (including key performance metrics) that the managers in the preceding bullet evaluate as part of their management responsibilities.  Tell us how often they review this information.
   - If you believe the managers in the preceding bullets are not segment managers, explain how they can have "broad responsibility" for their individual businesses without assessing and evaluation financial performance.
   - Identify for us your chief operating decision maker (CODM).
   - Tell us what level of financial information (including key performance metrics) your CODM reviews and how frequently they review the information.

Revenue Recognition
Other Revenues, page 110

9.      It is unclear whether you account for proxy revenues in 2022 earned by your consolidated subsidiary, Say Technologies, the same as your proxy rebates.  Please tell us how you recognize proxy revenue and reference for us the authoritative literature you rely upon to support your accounting.  In your response, ensure you clarify whether the delivery of these services is a point in time or over time performance obligation and explain why.

Share-based Compensation
Market-Based RSUs, page 113

10.     In the last sentence on page 113 you indicate, in part, that share-based compensation related to remaining market-based conditions *to be met* will be recorded over the remaining derived requisite service period.  Please tell us how a market-based condition being met is consistent with the guidance in ASC 718-10-30-27 and 35-4 indicating that a market condition is not a vesting condition and that previously recognized compensation cost for an award with a market condition shall only be reversed if the requisite service is not rendered.

Legal and Regulatory Matters, page 145

11.     For each matter disclosed, please revise your disclosure of the relief sought to include the amount of any monetary damages sought. For example only, quantify to the extent known the dollar amounts or range for the damages, restitution and disgorgement sought in the litigation related to March 2020 Outages and Best Execution, Payment for Order Flow, and Sources of Revenue Civil Litigation. Similarly, quantify amounts sought for statutory and treble damages sought in the text message litigation, monetary damages sought in connection with the federal antitrust and state law tranches in the early 2021 trading restrictions matters litigation, compensatory damages sought in the IPO litigation filed by Mr. Golubowski and the damages sought in the IPO litigation filed by Mr. Zito.

Form 10-Q for the Period Ended June 30, 2023
Item 1A. Risk Factors, page 55

12.     To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.

We might need additional capital to provide liquidity..., page 62

13.     Please revise to disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

Risks Related to Cryptocurrency Products and Services
The loss, destruction or unauthorized use or access of a private key..., page 85

14.     Please revise to describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold on behalf of customers in wallets in your custody, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.

Any particular cryptocurrency's status as a "security" is subject to a high degree of uncertainty and if we have not properly..., page 87

15.     We note your risk factor disclosure that the legal test for determining whether any given cryptocurrency is a security "evolves over time." Please remove this statement as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

16.     We note your risk factor disclosure here that:
        • The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security; and
        • With respect to all other cryptocurrencies there is currently no certainty under the applicable legal test that such assets are not securities.
        Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

17.     You state on page 88 that you "could be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer without appropriate registration."  To the extent material, please revise to describe the risks associated with operating as an unregistered national securities exchange and clearing agency, as well as offering a self-custodial crypto wallet, as referenced in the preceding paragraph.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc:     John Markle